Filed Pursuant to Rule 425

Filing Person: SmartFinancial, Inc.

Subject Company: Capstone Bancshares, Inc.

Commission File No. 001-37661

The following email was sent to the employees of SmartBank on May 22, 2017.

Team,

Today we announce that SmartBank will enter into a definitive agreement to acquire Tuscaloosa, Alabama-based Capstone Bank. This is an outstanding next step in the growth of our company as we build the Southeast’s next great community banking franchise – creating a bank that will have approximately $1.6 Billion in assets.

Acquiring Alabama-based Capstone Bank, with approximately $510 million in assets, $446 million in deposits and $412 million in loans, aligns with our strategic growth plan and is a perfect geographical fit in Central & Southern Alabama solidifying our branch network in the Florida Panhandle. Capstone Bank has eight Alabama locations – Tuscaloosa (3 locations), Thomasville, McIntosh, Chatom, Jackson and Fairhope. The region is known for its broad range of economic sectors, including being home to The University of Alabama and to Mercedes Benz U.S. International. This acquisition comes with an accretive earnings stream as well as a strong deposit and loan base. We are excited about the expansion and the alignment it brings to our Florida market. With the addition of Capstone, our new “Southern Region” will have footings of approximately $650 million, and provide us the needed scale and synergies for future growth.

In the coming weeks you will hear more from me on the timeline, specifics of the acquisition and integration process. As with any business transaction of this nature, the deal is subject to regulatory approval and customary closing conditions. At this time we anticipate completing the acquisition in the fourth quarter of 2017, with the systems conversion and re-branding in February 2018.

Robert Kuhn, Capstone’s President & CEO, will assume a Regional President role for SmartBank covering the Alabama and Florida regions. Bill Lloyd will continue to lead our residential mortgage lending division which will be significantly expanding as a result of this transaction with the addition of Capstone’s mortgage operations. We will also be adding two Capstone board members to our board, Steve Tucker and Beau Wicks. I have gotten to know both of them over the last several months and these gentlemen will make great additions to our Board of Directors – plus Miller has known both of them for over 30 years. The culture of both banks and boards is very strong and that is one of keys that made us feel comfortable with the partnership.

To help with any questions, we have included a copy of the press release. All communication regarding this announcement will be handled through online channels, local media distribution and bank websites. Should you have any other questions, feel free to reach out to me or Miller. If we are not available, get your questions to Kelley Fowler, and she will coordinate with me.

What a great day for our company – starting this morning with the opening of our new Cleveland, Tennessee office and wrapping with the announcement of an acquisition of, in my opinion, one of the best community banks in the state of Alabama. Because of your hard work and dedication to this company, we are in a position to take advantage of these growth opportunities. On behalf of the Board of Directors, thank you for all you’ve done to make this possible. It’s an honor and privilege to work with each of you.

With Sincere Regards – and a little “Roll Tide Roll”, thanks for all you do!

Important Information for Investors and Shareholders

In connection with the proposed merger, SmartFinancial, Inc. (“SmartFinancial”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus of Capstone Bancshares, Inc. (“Capstone”) and SmartFinancial. A definitive joint proxy statement/prospectus will be mailed to shareholders of both SmartFinancial and Capstone. Shareholders of SmartFinancial and Capstone are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Shareholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SmartFinancial through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SmartFinancial will also be available free of charge on SmartFinancial’s website at www.smartbank.com or by contacting SmartFinancial’s Investor Relations Department at (423) 385-3009.

SmartFinancial, Capstone, their directors and executive officers, and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SmartFinancial is set forth in SmartFinancial’s proxy statement for its 2017 annual shareholders meeting. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statement Disclosure

This release contains forward-looking statements. SmartFinancial cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. Such factors include, but are not limited to: the businesses of Capstone and SmartFinancial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it difficult to maintain relationships with clients or employees; the required governmental approvals for the merger may not be obtained on the proposed terms and schedules; Capstone’s shareholders and/or SmartFinancial’s shareholders may not approve the merger; changes in prevailing economic and political conditions, particularly in our market areas, including the areas served by Capstone; credit risk associated with our lending activities; changes in interest rates, loan demand, real estate values, and competition; changes in accounting principles, policies, and guidelines; changes in any applicable law, rule, regulation, or practice with respect to tax or legal issues; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products, and services and other factors that may be described in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as filed with the SEC from time to time. The forward-looking statements are made as of the date of this release, and, except as may be required by applicable law or regulation, SmartFinancial assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.